

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

<u>Via E-mail</u>
Ms. Chunfeng Lu
President, CEO and CFO
Basta Holdings, Corp.
Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong
Shanghai, China 200120

      Re: Basta Holdings, Corp.
              Form 8-K Item 4.01
              Filed November 19, 2013
              File No. 333-185572

Dear Ms. Lu:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. You state in the first paragraph that Ronald Chadwick informed you that it was "terminating its services" as your independent auditor. Please revise to state that Ronald Chadwick resigned. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of resignation, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant